VIA EDGAR                                                                                                                                                                                                       April 11, 2013

John Stickel
Justin Dobbie
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	Capall Stables, Inc.
Registration Statement on Form S-1
Filed March 25, 2013
File No. 333-185664

On behalf of Capall Stables, Inc. (the "Company"), I am providing responses to the Staff's comment letter dated March 29, 2013.  To facilitate your review, the Staff's comments have been reproduced, with the Company's responses following each comment.

 Item 7: Selling Security Holders, page 14

1.	It appears that the number of shares of common stock owned after the offering by Joseph Wade should be 374,500,000. Please revise the table of selling shareholders accordingly.

Revised accordingly.

Changes in and Disagreements with Accountants, page 35

2.
Reference is made to Item 304 of Regulation S-K. Please expand your disclosures to state the date the former accountant was dismissed as required by Section (a)(1)(i) thereunder. In addition, provide the disclosures required under Section (a)(1)(iii) of Item 304. Finally, the date of Malone Bailey’s engagement should be specified pursuant to Section (a)(2) of the Item.

Revised accordingly.

3.
You state that Malone Bailey will review the disclosure and provide a letter. However, a letter is required from the former accountant pursuant to Item 304 (a)(3) of Regulation S-K. That letter should be filed as Exhibit 16 to your registration statement.

Revised.  Additionally, Sam Kan & Company has been asked to review this disclosure and to provide a letter to the SEC containing any new information, clarification, or disagreement with the statements made herein.  As of the date of the filing, the Company has not received the letter from Sam Kan & Company.  As such the Company has requested the former accountant to provide the letter as promptly as possible so the Company can file the letter within ten business days after the filing of this report or registration statement.   Pursuant to Section (a)(3) of Item 304, the Company will file the exhibit as an amendment to the S-1 or an 8-K if deemed effective prior to Sam Kan & Company providing the letter.

Note 3 – Related Party Transaction, page F-10

4.
Reference is made to the 320,000,000 shares of founders stock issued to Joseph Wade on October 10, 2012. We note that you have determined that the shares had “nominal value”. We would consider the issuance of these shares at par ($.0001) to constitute issuance at nominal value. Further, we note the issuance on the same day of an additional 55,000,000 common stock shares for $5,500 in cash. There is no apparent basis for this inconsistency. Please revise as appropriate and/or advise.

We agree with your comment and have revised the financial statements as well as footnotes 3 and 5 to value the shares at the recent cash sales price of $.0001 for a value of $32,000 accounted for as an expense when issued. Also, each financial statement has been noted as ‘restated’ and we’ve added footnote 6 to disclose the restatement.

5.
With further regard to the 320,000,000 shares, we note these shares were initially accounted for as payment for services rendered. Please explain the reason, and your basis in GAAP, for the change in accounting treatment to accounting for these shares as founders stock.

See response number 4, this has been changed back to the original accounting; our change in the last amendment was in error.

6.
In this regard, it appears this change could be considered to be the correction of an error to previously issued financial statements. Please tell us your consideration given to ASC 250-10-45-23 and ASC 250-10-50-7, and revise your financial statements and disclosures as appropriate. We may have further comments upon review of your response.

See response number 4 and 5, we have determined we made an error and have corrected it. Also, each financial statement has been noted as ‘restated’ and we’ve added footnote 6 to disclose the restatement.

Signatures, page II-5

7.	In subsequent amendments, please have the required persons sign the registration statement on or shortly before filing.

Revised accordingly.

The Company hereby acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Capall Stables, Inc.

By: /s/ Joseph Wade
Name: Joseph Wade
Title: CEO/President